SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F     ☒ Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Change In Registrant’s Independent Registered Public Accounting Firm

Highway Holdings Limited (the “Company”) is furnishing this current report on Form 6-K to report that on May 3, 2023, the Company appointed ARK Pro CPA & Co. (“ARK”) as the Company’s independent registered public accounting firm to replace Centurion ZD CPA & Co (“Centurion”), the Company’s former independent auditor. Centurion submitted its letter of resignation to the Company’s Board of Directors on May 3, 2023. The appointment of ARK was made after careful consideration and evaluation by the Company, and was approved by the Board of Directors and the Audit Committee of the Company.

Centurion’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended March 31, 2021 and March 31, 2022 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended March 31, 2022 and March 31, 2023 and through the subsequent interim period on or prior to May 3, 2023, there were no disagreements between the Company and Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion, would have caused Centurion to make reference to the subject matter of the disagreements in connection with its report.

For the fiscal years ended March 31, 2022 and 2023, or subsequently up to May 3, 2023, there were no “reportable events” as such term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

During the Company’s fiscal years ended March 31, 2022 and March 31, 2023, and through the subsequent interim period on or prior to May 3, 2023, neither the Company nor anyone on its behalf has consulted with ARK on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto).

In accordance with Item 304(a)(3) of Regulation S-K, the Company provided Centurion with a copy of the statements set forth in this filing on Form 6-K with the Securities and Exchange Commission (the “SEC”). The Company requested that Centurion furnish the Company with a letter addressed to the SEC stating whether Centurion agrees with the statements in this Form 6-K as required by SEC rules, and Centurion has furnished the requested letter, which is attached as Exhibit 99.1 to this report.

Financial Statements and Exhibits

Exhibit Index.

Exhibit No.	Description
99.1	Letter of Centurion ZD CPA & Co, dated May 5, 2023, regarding the change in the independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: May 5, 2023	By	/s/ ALAN CHAN
Alan Chan
Chief Financial Officer

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